Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 10 DATED JANUARY 31, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions;
•	Update our share repurchase program; and
•	Update our policies on ownership and transfer of shares of our common stock.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Tuscany at Westover Hills – San Antonio, Texas

On January 31, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) related to the acquisition of a 190-unit, 21-building Class B apartment complex in the Far West submarket of San Antonio, Texas (the “Property”). The Equity Investment comprises 27% of the total equity. An entity managed by an affiliate of Realty Mogul, Co. also made an investment in this transaction in the amount of $2,185,000. Together, these cumulative investments of $3,185,000 will comprise approximately 86% of the total equity towards the acquisition and planned property improvements.  The real estate company sponsoring this transaction has secured a senior loan in the amount of $12,308,000.  The loan has a 12-year term with four years of interest-only payments and has a fixed interest rate of 4.36%.

The Property was built in 1984 and consists of studio apartments as well as one and two-bedroom apartments, averaging approximately 684 sq. ft. per unit.  The Property is a gated community with several amenities, including carports, laundry facilities, fitness center, basketball court, pool, dog park, picnic area and barbeque area.

The real estate company sponsoring this transaction plans to implement a value-add strategy by completing interior and exterior renovations at the Property.  Interior upgrades are expected to include black-on-black appliances, faux-wood flooring, utility-efficient devices and new fixtures.  Exterior and amenity improvements are expected to include painting, carpentry, landscaping, fitness center upgrades, backyard changes, pool enhancements and balcony improvements.  As of November 2017, the Property was 93% occupied, with an average in-place rental rate of $833 per unit.

The Property is located in the San Antonio-New Braunfels metropolitan statistical area (the “MSA”).  The MSA is the 24th largest of the 382 MSAs in the United States with a combined population of approximately 2.4 million people as of July 2016, according to the United States Census Bureau.  Between July 2010 and 2016, population growth for the MSA was estimated to be 13.4%, which exceeded the national average of 4.5% over the same time period.  According to the Bureau of Labor Statistics, job growth in the San Antonio-New Braunfels, TX Metro Division was 3.0% from November 2016 to November 2017, which was above the national figure of 1.4%.

The Property is located approximately one mile from Interstate 410 and Texas State Highway 151, ten miles from downtown San Antonio and nine miles from the University of Texas at San Antonio. The Property is located a few blocks from a Walmart Supercenter and a CVS Pharmacy and is also located within close proximity to several retail shopping, dining and entertainment options including Target, Home Depot, Lowe’s and Ingram Park Mall, which has over 150 unique retailers, restaurants and department stores.  Community services and facilities are also readily available in the surrounding area including fire stations, hospitals, police stations and universities.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in workforce housing and multifamily apartment communities in densely-populated Hispanic neighborhoods. The real estate company owns and manages over $270 million in multifamily assets overall, consisting of approximately 4,600 units. The real estate company specializes in acquiring and repositioning apartments in infill locations and implementing its proprietary cultural management platform which includes specific cultural upgrades and community-oriented resident services and programs.  Additionally, Realty Mogul, Co. and its affiliates have invested in five prior successful transactions with this real estate company, including the Plano Multifamily Portfolio.

Share Repurchase Program

The following information supersedes and replaces the fourteenth and fifteenth paragraphs of the section of the Offering Circular captioned “Description of Our Common Stock — Quarterly Share Repurchase Program”:

Repurchases of shares of our common stock will be made quarterly upon written request to us at least 30 days prior to the end of the applicable quarter and will be made within 45 days of the end of the applicable quarter, which we refer to as the repurchase date. Stockholders may withdraw their repurchase request any time prior to the repurchase date. If we agree to honor a repurchase request, the shares of common stock to be repurchased will cease to accrue distributions or have voting rights as of the repurchase date. If we are unable to honor a repurchase request, you can (i) withdraw your request for repurchase; or (ii) ask that we honor your request in a future quarter, if any, when such repurchase can be made pursuant to the limitation of the repurchase program when sufficient funds are available.

Prior to the first quarter of 2018, we generally limited the number of shares repurchased during a particular quarter to 1.25% of the weighted average number of shares of common stock outstanding since the commencement of the offering. Beginning with the first quarter of 2018, we intend to limit the number of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). During the period that this offering is ongoing, all stockholders who have held their shares for at least one year may request us to repurchase up to 25% of their shares quarterly, up to the aggregate quarterly and annual limitations discussed above. Once we have concluded this offering, we intend to evaluate share repurchase levels on a quarterly basis depending on our available cash.

Ownership and Transfer of Shares of Our Common Stock

The following information supplements the section of the Offering Circular captioned “Description of Our Common Stock”:

Ownership and Transfer of Shares of Our Common Stock Policy

In addition to the provisions in our charter relating to transfers of shares of our common stock, we have adopted the following policy concerning the ownership and transfer of shares of our common stock.

Stockholders seeking to assign or transfer all or a portion of their shares must satisfy the following requirements:

•	A stockholder wishing to assign or transfer all or a portion of its shares must have held its shares for at least one year;

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No stockholder may transfer or assign all or any portion of its shares to any individual or entity that does not possess the financial qualifications required of all individuals or entities that become stockholders, as described in the Offering Circular and the charter;

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A stockholder wishing to transfer or assign all or a portion of its shares must provide a letter by an attorney, or similar documentation, attesting to the financial qualifications of the desired transferee or assignee as required of all individuals who become stockholders, as described in the Offering Circular and the charter.  In addition, if the stockholder wishing to transfer or assign all or a portion of its shares is an entity, such stockholder must provide a letter by an attorney, or similar documentation, attesting that such transfer is permissible in accordance with the Offering Circular and the charter;

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Any such transfer shall be made at least 30 days prior to the desired transfer or assignment and by a written instrument of assignment, the terms of which are not in contravention of any of the provisions of the charter or this Offering Circular, and which has been duly executed by the assignor of such shares and accepted by the Manager in writing.  Upon such acceptance by the Manager, such an assignee shall take shares subject to all terms of the Offering Circular, the charter and all accompanying documents and shall become a stockholder;

•	A transfer fee shall be paid by the transferring stockholder in such amount as may be required by the Manager to cover all reasonable expenses connected with such assignment; and

•	Transfer requests that comply with the charter and the foregoing requirements and will be processed on the first day of each month.

Our ownership and transfer of shares of our common stock policy may be amended at any time in the board of directors’ discretion.